Exhibit 7.2

Execution Copy

FIRST AMENDMENT TO MERGER AGREEMENT

This First Amendment to Merger Agreement (this “Amendment”) is made and entered into as of September 25, 2017, by and among (i) Origo Acquisition Corporation, a Cayman Islands company (including the Successor from and after the Conversion (as defined below), “OAC”), (ii) Hightimes Holding Corp., a Delaware corporation (the “Company”), (iii) HTHC Merger Sub, Inc., a Delaware corporation and a newly-formed wholly-owned subsidiary of OAC (“Merger Sub”), and (iv) Jose Aldeanueva, solely in the capacity as the OAC Representative pursuant to the designation in Section 10.13 (the “OAC Representative”). OAC, the Company, Merger Sub and the OAC Representative is hereinafter sometimes individually referred to as a “Party” and collectively, as the “Parties.”

WITNESSETH:

A.	The Parties are the signatories to that certain Merger Agreement, dated July 24, 2017, among the Parties (the “Merger Agreement”); and

B.	The Parties desire to amend the Merger Agreement as provided for herein, with the effect that the Merger shall be undertaken on and subject to terms and subject to the conditions set forth in the Merger Agreement and this Amendment and otherwise in accordance with the DGCL.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Amendment as if fully set forth below, and the representations, warranties, covenants and agreements contained in the Merger Agreement, and intending to be legally bound hereby, and in accordance with Section 10.8 of the Merger Agreement, the Parties hereby agree to amend the Merger Agreement as follows:

1. Unless otherwise expressly defined herein, all capitalized terms used in this Amendment shall have the same meaning as they are defined in the Merger Agreement.

2. Section 1.7 of the Merger Agreement is hereby deleted in its entirety and is hereby replaced by the following Section 1.7:

“1.7 Merger Consideration.

(a) The Parties acknowledge and agree that the respective boards of directors of each of the Company and OAC have valued the Target Companies at the sum of Two Hundred and Fifty Million ($250,000,000) Dollars (the “Target Companies Valuation”); which Target Companies Valuation shall be subject to increase as provided in Section 1.7(g) below.

(b) As consideration for the Merger, subject to the terms and conditions of this Agreement, all holders of Company Securities shall be entitled to receive in the Merger, an aggregate of not less than Twenty-Three Million Four Hundred Seventy-Four Thousand One Hundred Seventy-Eight (23,474,178) OAC Shares, subject to increase as provided in Section 1.7(h) below (the “Merger Consideration”). Such Merger Consideration is intended to be of equal value to the Target Companies Valuation (as the same may be increased pursuant to Section 1.7(h) below), with the total number of OAC Shares comprising the Merger Consideration being derived by dividing the Target Companies Valuation by the agreed upon value of the OAC Shares to be issued as Merger Consideration of $10.65 per share (the “OAC Per Share Value”). Except for ExWorks (as defined below) or other Holder affiliated with ExWorks of a $11,500,000 maximum principal amount ExWorks Convertible Note contemplated hereby, who may convert all or part of such ExWork Convertible Note into shares of Company Class A Common Stock prior to the Closing Date (which shares of Class A Common Stock shall convert into OAC Shares on the Closing Date and shall be treated in accordance with Section 1.7(d) below), each other holder of capital stock of the Company shall receive for each share of capital stock of the Company its pro rata share of the Merger Consideration, treating any outstanding shares of Company Preferred Stock on an as-converted to Class A Common Stock basis (and after deducting the Purchase Note Conversion Shares issuable to the holders of outstanding Company Purchase Notes from the Merger Consideration payable to such holders of Company capital stock).

(c) Contemporaneously with entering into this Amendment, the Company and other “Borrowers” under the ExWorks Loan Agreement referred to in Subsection (x) of Section 7.3(d) below will enter into a second amendment to the ExWorks Loan Agreement (the “Second ExWorks Loan Amendment”), pursuant to which, inter alia, ExWorks agreed to increase the principal amount of the loan contemplated by the ExWorks Debt Documents to up to $11,500,000 and the Company and the other Borrowers agreed, in replacement of the original $7,500,000 senior secured non-convertible line of credit note issued under the ExWorks Loan Agreement, to issue to ExWorks a senior secured convertible note in principal amount of $11,500,000, or such lesser amount of advances made by ExWorks under the ExWorks Debt Documents (the “ExWorks Convertible Note”). In connection with the foregoing, the Parties hereto do hereby mutually agree that (i) any shares of Company Class A Common Stock issued to ExWorks or other Holder of the ExWorks Convertible Note upon conversion of such ExWorks Convertible Note following a Company Public Offering and prior to the Closing Date (the “ExWorks Pre-Merger Conversion Shares”) shall be exchanged for and converted into OAC Shares upon consummation of the Merger at a conversion price of equal to ninety (90%) of the OAC Per Share Value, and (ii) following the Closing Date of the Merger, ExWorks or other Holder of the ExWorks Convertible Note shall have the right (but not the obligation) to convert all or any portion of the principal amount of the ExWorks Convertible Note into OAC Shares at a conversion price equal to ninety (90%) of the OAC Per Share Value (the “ExWorks Post-Merger Conversion Shares”). Notwithstanding anything to the contrary, express or implied, contained in Section 1.7(b) or elsewhere in the Merger Agreement or this Amendment, it is expressly understood and agreed by the Parties that all OAC Shares issued to ExWorks or other Holders of the ExWorks Convertible Note, whether in connection with the conversion of ExWorks Pre-Merger Conversion Shares or as ExWorks Post-Merger Conversion Shares (collectively, the “ExWorks Conversion Shares”) shall not be deemed to be part of the Merger Consideration, and shall dilute all holders of OAC Shares as at the time of such issuances on an equitable pro-rata basis.

(d) Any options, warrants and other rights to acquire equity securities of the Company, and all other securities that are convertible into or exchangeable for equity securities of the Company, including the Company Purchase Notes (but excluding the ExWorks Conversion Shares) that are outstanding as at the Effective Time (collectively, “Company Common Stock Equivalent Securities”), (A) if exercised or converted prior to the Effective Time, shall have the resulting shares of capital stock of the Company issued upon such exercise treated as outstanding shares of capital stock of the Company, and (B) except for the Company Purchase Notes which shall be converted in accordance with Section 1.7(f) below and the Company Options described in Section 1.7(g) below, any Company Common Stock Equivalent Securities that are not exercised or converted prior to the Effective Time will be terminated and extinguished at the Effective Time. It is acknowledged that as of the date of this Agreement, the Company has granted to employees of the Target Companies Company Options to purchase up to 900,000 shares of Company Class A Common Stock, and the treatment of the such Company Options in the Merger shall be as provided in Section 1.7(f) below.

(e) The pro-rata portion of the Merger Consideration (less the Purchase Note Conversion Shares) allocable to each holder of Company Class A Common Stock, any other outstanding capital stock of the Company and/or Company Common Stock Equivalent Securities (other than the ExWorks Conversion Shares which shall be treated in accordance with Section 1.7(c) above and the Company Purchase Notes, which shall be converted in accordance with Section 1.7(f) below) shall be determined by dividing (i) the sum of (A) the number of shares of Company Class A Common Stock or Company Class B Common Stock owned of record by such Company stockholder, plus (B) the shares of Company Class A Common Stock or Company Class B Common Stock issuable upon conversion or exercise of any Company Common Stock Equivalent Securities (other than Company Purchase Notes) or shares of Company Preferred Stock owned by such Company security holder, by (ii) 100% of the Company Fully-Diluted Common Stock. As used in this Agreement, the term “Company Fully-Diluted Common Stock” shall mean the sum of (A) all issued and outstanding shares of Company Common Stock, and (B) all shares of Company Common Stock issuable upon conversion or exercise of all Company Common Stock Equivalent Securities (other than the ExWorks Conversion Shares and the Company Purchase Notes) or Company Preferred Stock.

(f) All Company Purchase Notes shall, without any further action on the part of the holders of the Company Purchase Notes, the Company, OAC or Merger Sub, be converted as of the Effective Time into that number of OAC Shares as shall be determined by dividing (i) the then outstanding principal amount of all Company Purchase Notes, plus any accrued interest thereon, by (ii) the closing price of the OAC Shares, as traded on an Acceptable Securities Exchange on the trading day which shall be simultaneously with the Closing Date and the Effective Time of the Merger (the “Purchase Note Conversion Shares”) based on the automatic conversion provisions provided for in the Company Purchase Notes. For purposes of this Agreement, the term (i) “Company Purchase Notes” shall mean the 8% senior secured convertible promissory notes in the original aggregate principal amount of Thirty Million Dollars ($30,000,000) issued by the Company pursuant to the Stock Purchase Agreement, dated as December 27, 2016, as amended and restated as of February 14, 2017, by and among the Company, THC, and the former stockholders of THC (the “THC Stock Purchase Agreement”), and (ii) “Company Securities” shall mean, at any point in time, all issued and outstanding shares of capital stock of the Company and any Company Common Stock Equivalent Securities, including the Company Purchase Notes. Notwithstanding anything to the contrary contained herein, (A) the Purchase Note Conversion Shares shall for all purposes of this Agreement be deemed to be part of and included in the Merger Consideration contemplated by Section 1.7(b) above and (B) no fractional shares of OAC Shares will be issued and instead the applicable Merger Consideration will be rounded in the aggregate for each holder to the nearest whole number. Prior to the Closing, to the extent that the terms of the Company Purchase Notes are proposed to be amended or modified, the Company will promptly and continually inform OAC of such proposal, the terms thereof and any related discussions between the Company and the Company Purchase Note holders.

(g) At the Effective Time, each outstanding Company Option (whether vested or unvested) shall be automatically assumed by OAC and converted into an option to purchase OAC Shares under the New Equity Incentive Plan (each, an “OAC Assumed Option”), subject to the terms and conditions set forth in the new Equity Incentive Plan, except that the OAC Assumed Options shall contain the same term and vesting provisions as were set forth in the Company Option. Each OAC Assumed Option shall (i) have the right to acquire a number of OAC Shares equal to (as rounded down to the nearest whole number) (A) the quotient of (I) the number of shares of Common Class A Common Stock which the Company Option had the right to acquire immediately prior to the Effective Time, divided (II) by the number of shares of Company Fully-Diluted Common Stock immediately prior to the Effective Time, multiplied by (B) the aggregate number of (x) all Merger Consideration shares, less (y) the Purchase Note Conversion Shares, and (ii) have an exercise price equal to (as rounded up to the nearest whole cent) (A) the product of (I) the exercise price of the Company Option (in U.S. Dollars), multiplied by (II) the number of shares of Company Fully-Diluted Common Stock immediately prior to the Effective Time, divided by (B) the aggregate number of (x) all Merger Consideration shares, less (y) the Purchase Note Conversion Shares. For the avoidance of doubt any such OAC Assumed Options shall be in addition to, and not in lieu of, the aggregate Merger Consideration under this Agreement and shall dilute on a pro-rata basis, all holders of OAC Securities, including holders of Company Securities receiving the Merger Consideration under this Agreement.

(h) Notwithstanding anything to the contrary, express or implied, set forth in this Agreement, in the event that in connection with any Interim Company Financing or Company Public Offering contemplated by Section 5.6 of this Agreement, the Company shall, on or before the Closing Date, receive in excess of $5,000,001 of net proceeds from the one or more sales of Company Common Stock or Company Preferred Stock in such offerings (collectively, “Company Equity Sales”), the amount of such net proceeds in excess of $5,000,001 shall (i) increase the Target Company Valuation on a dollar-for-dollar basis, and (ii) increase the number of OAC Shares representing the Merger Consideration by dividing (A) such increased Target Companies Valuation by (B) the OAC Per Share Value. By way of example only, if, prior to the Closing Date, the Company shall receive $20,000,000 in net proceeds from one or more Company Equity Sales, the Target Companies Valuation shall increase to $264,999,999 and the Merger Consideration shall increase to Twenty Four million Eight Hundred and Eighty Two Thousand Six Hundred and Twenty Nine (24,882,629) OAC Shares. ”

3. Section 1.10 of the Merger Agreement is hereby deleted in its entirety and is hereby replaced by the following Section 1.10:

“1.10 Voting Agreements. On or before the close of business on October 13, 2017, and as a condition and inducement to OAC’s and Merger Sub’s willingness to enter into this Agreement, the Company hereby agrees to cause all executive officers and directors of the Company and the holders of fifty-one (51%) percent or more of the outstanding shares of the Company Class A Common Stock to execute and deliver to OAC a voting agreement in substantially the form attached hereto as Exhibit A (each, a “Voting Agreement”).”

4. Section 4.3(b) of the Merger Agreement is hereby deleted in its entirety and is hereby replaced by the following Section 4.3(b):

“(b) As at September 25, 2017, an aggregate of 10,205,920 shares of Company Class A Common Stock are issued and outstanding, which are owned of record by the Persons and in such amounts as listed on Schedule 4.3(b), and all of which shares are owned free and clear of any Liens other than those imposed under the Company’s Organizational Documents and those imposed by applicable securities Laws. No shares of Company Class B Common Stock or Company Preferred Stock are issued and outstanding. Prior to the Closing Date, the Company intends to consummate a forward split of its outstanding Company Class A Common Stock or such other forward split ratio (the “Company Stock Split”) that would result in an aggregate of 23,474,178 shares of Company Class A Common Stock to be issued and outstanding as at the Closing Date, subject to increase as provided in Section 1.7(h) above so that each outstanding share of Class A Common Stock on the Closing Date would entitle the holder to receive one full OAC Share as Merger Consideration; it being understood that such shares of Company Class A Common Stock would be:, (i) inclusive of the issuance of any additional shares of Company Class A Common Stock that may be issued in any private placement or in the “Public Offering,” as defined in, and in accordance with the provisions of Section 5.6(b) below, and (ii) after giving retroactive pro-forma effect to the automatic conversion of the Company Purchase Notes into OAC Shares.”

5. Section 5.6(b) of the Merger Agreement is hereby deleted in its entirety and is hereby replaced by the following Section 5.6(b):

“(b) For purposes of this Agreement, a “Permitted Company Activity” shall mean any one or more of the following transactions referred to below in clauses (i), (ii) and (iii) of this Section 5.6(b) that is or may be undertaken and consummated by the Company prior to the Closing Date (it being agreed that the term “Company” in this subsection shall include the Company and any other Target Company):

(i) Interim Company Financings. Any one or more private placements by the Company of its securities (individually and collectively, “Interim Company Financings”), including, without limitation, any increase in the Indebtedness owed to the Senior Lender, any notes or other debt securities issued to other Persons in addition to the Senior Lender, any warrants, any shares of Company Common Stock and/or any shares of Company Preferred Stock. The Company agrees and covenants that, unless this Agreement shall have previously terminated in accordance with the provisions hereof, the pre-money valuation of the Company in connection with any Interim Company Financing shall not be less than $135,000,000. Without limiting the applicability of any provisions of Article VII hereof, for so long as this Agreement shall remain in effect and unterminated, the Company will regularly keep OAC informed of its activities, and provide OAC with the documentation, related to any Interim Company Financing.

(ii) Company Public Offering. On or before the Closing Date, the Company shall have the right to:

(A) file with the SEC a Form 1-A and related Regulation A+ Offering Circular or a Form S-1 Registration Statement and related exhibits thereto, including the Merger Agreement and this Agreement (either the “Company Public Offering Documents”), and respond to any comment letters from the SEC relating thereto, in connection with a proposed public offering of up to $50,000,000 of Company Class A Common Stock (the “Company Public Offering”); and

(B) cause the Company Offering Documents to be declared effective or approved by the SEC, as applicable; and

(C) sell to the public all or any portion of the shares of Company Class A Common Stock included in the applicable Company Public Offering Documents declared effective or approved by the SEC. The Company agrees and covenants that, unless this Agreement shall have previously terminated in accordance with the provisions hereof, the pre-money valuation of the Company in connection with any Company Public Offering shall not be less than $225,000,000. Without limiting the applicability of any provisions of Article VII hereof, for so long as this Agreement shall remain in effect and unterminated, the Company will regularly keep OAC informed of its activities, and provide OAC with the documentation, related to any Company Public Offering.

(iii) Senior Lender Indebtedness. An increase, by not more than an aggregate of $11,500,000, in the currently outstanding principal amount of Indebtedness of the Target Companies owed to ExWorks, and/or the refinancing of such Indebtedness of the Target Companies owed to the ExWorks (as the same may be increased as aforesaid) with new Indebtedness in the same or lesser amounts. Without limiting the applicability of any provisions of Article VII hereof, for so long as this Agreement shall remain in effect and unterminated, the Company will regularly keep OAC informed of its activities, and provide OAC with the documentation, related to any of the Company’s agreements or arrangements with ExWorks.”

6. Section 5.11(b) of the Merger Agreement is hereby deleted in its entirety and is hereby replaced by the following Section 5.11(b):

“(b) Notwithstanding anything to the contrary contained herein, but subject at all times to the provisions of Section 8.1(c) of this Agreement, OAC, at its sole election and expense, may prepare, with the assistance of the Company, and file with the SEC under the Exchange Act, and with all other applicable regulatory bodies, materials in the form of a proxy statement (the “Extension Proxy Statement”) to be used for the purpose of soliciting proxies from the holders of OAC Shares to approve, at a special meeting of the holders of OAC Shares (the “Extension Meeting”), an amendment to the OAC Charter to extend the deadline for OAC to consummate its initial business combination (the “Extension”) from September 12, 2017 to March 12, 2018 (or such earlier date as OAC may determine, the “Extension Date”), and providing such holders with an opportunity to have their OAC Shares redeemed in connection therewith (the “Extension Redemption Offer” and, together with the Closing Redemption Offer, the “Redemption Offers”).”

7. Section 5.16(b) of the Merger Agreement is hereby deleted in its entirety and is hereby replaced by the following Section 5.16(b):

“(b) Notwithstanding anything to the contrary, express or implied contained in this Agreement, the Parties agree that it shall be a condition precedent to the Closing that, upon the consummation of the Closing, after the payment of all of the items set forth in Section 5.16(a) and payment of the Redemption Offers, OAC shall have net tangible assets (which shall be inclusive of the consolidated net tangible assets of the Target Companies) of not less than $5,000,001.”

8. Section 5.18 of the Merger Agreement is hereby deleted in its entirety and is hereby replaced by the following Section 5.18:

5.18 Supplemental Disclosure Schedules.

(a) During the period from the date of this Agreement until the initial Registration Statement is filed by OAC with the SEC in accordance with Section 5.11, each of the Company, on the one hand, and OAC and Merger Sub, on the other hand, shall have the right, by providing one or more written supplemental disclosure schedules (“Supplemental Disclosure Schedules”) to the other parties, to update its Disclosure Schedules to disclose updates: (i) to reflect changes in the ordinary course of business first existing or occurring after the date of this Agreement, which if existing or occurring on or prior to the date of this Agreement, would have been required to be set forth on such schedules, and (ii) which updates do not result from any breach of a covenant made by such disclosing Party or its Affiliates in this Agreement. Other than any updates permitted by the prior sentence, no Supplemental Disclosure Schedule shall affect any of the conditions to the Parties’ respective obligations under the Agreement (including for purposes of determining satisfaction or waiver of the conditions set forth in Article VII), or any other remedy available to the Parties arising from a representation or warranty that was or would be inaccurate, or a warranty that would be breached, without qualification by the update.

(b) In connection with the foregoing, on September 25, 2017, the Company has provided OAC with a Supplemental Disclosure Schedule.

9. Each of Section 4.7(b) and Section 5.5(b) of the Merger Agreement hereby is amended to the extent of replacing the dates “July 31, 2017” in each of such Sections with the date “October 13, 2017.”

10. Section 7.2(g) of the Merger Agreement is hereby deleted in its entirety and replaced with the following Section 7.2(g):

“(g) Net Tangible Assets Test. Upon the consummation of the Closing, and after giving effect to the completion of the Redemption Offers and the payment of all accrued and unpaid Expenses, OAC shall have net tangible assets, inclusive of the consolidated net tangible assets of the Target Companies, of at least $5,000,001.”

11. Subsection (x) of Section 7.3(d) of the Merger Agreement is hereby deleted in its entirety and replaced with the following Subsection (x):

(x) ExWorks Debt and Warrants. The obligations of the Target Companies to ExWorks Capital Fund I, L.P. (“ExWorks”) under the Loan and Security Agreement, dated as of February 27, 2017 (the “ExWorks Loan Agreement”), and the related certificates, instruments and other loan documents (collectively with the ExWorks Loan Agreement, the “ExWorks Debt Documents”), shall either have been (A) extended to a date of which shall be at least six (6) months from the February 28, 2018 expiration date of the stated term of the ExWorks Loan Agreement, or (B) refinanced in accordance with Section 6.5(b)(iii) above with a maturity date of no less than one (1) year from the Closing Date. Unless the obligations of the Target Companies to ExWorks shall have been refinanced or otherwise discharged in full prior to the Closing Date, ExWorks shall also have provided its written consent under the ExWorks Debt Documents to the Merger and the other transactions contemplated by this Agreement and (if applicable) waived any existing defaults under the ExWorks Debt Documents (provided, that if the obligations of the Target Companies to ExWorks shall have been refinanced, as described in clause (B) of the immediately preceding sentence, prior to the Closing Date, the Company shall have received the written consent of the lender for such refinancing, if any, as reasonably required by the loan documents for such refinancing, to the Merger and the other transactions contemplated by this Agreement and, if applicable, waived any existing defaults under such refinancing loan documents). In addition, ExWorks shall have either (A) exercised its warrant to purchase two and three-quarters percent (2.75%) of the issued and outstanding Company Class A Common Stock (the “ExWorks Warrant”) in accordance with the terms thereof and shall own Company Class A Common Stock in lieu thereof as of the Effective Time or (B) provided its written consent under the ExWorks Warrant to the Merger and the other transactions contemplated by this Agreement and agreed to have such warrant terminated in accordance with, and in exchange for the consideration contemplated by, the terms of this Agreement.

In connection with the foregoing, it is acknowledged that on August 7, 2017, the Company and ExWorks entered into an amendment to the ExWorks Loan Agreement (the “First ExWorks Loan Amendment”), pursuant to which ExWorks granted the Company an option, exercisable at any time on or before January 29, 2018, to extend the maturity date of the ExWorks loan to August 28, 2018. True and complete copies of the First ExWorks Loan Agreement have been provided to OAC and its representatives by the Company. If the Company elects to exercise the option, it will be obligated to pay ExWorks an additional fee (excluding the $1.2 million fee) of $600,000 and issue a second warrant to ExWorks to purchase shares of Class A Common Stock, representing 1.375% of the Company’s Fully-Diluted Common Stock. Prior to the Closing Date, the Company shall either refinance its Indebtedness to ExWorks or exercise the foregoing option to extend the terminate date of the ExWorks Debt Documents to August 28, 2018.

As set forth in the Company’s Supplemental Disclosure Schedule dated as of the date of this Amendment, contemporaneously with the execution of this Amendment, the Company and other “Borrowers” under the ExWorks Loan Agreement will enter into the Second ExWorks Loan Amendment. True and complete copies of the Second ExWorks Loan Agreement and the ExWorks Convertible Note have been provided to OAC and its representatives by the Company. Consummation of the transactions contemplated by the Second ExWorks Loan Amendment is subject to the covenants and agreements of OAC set forth below.

By its execution of this Amendment, OAC hereby:

(a) consents to the Second ExWorks Loan Amendment and the ExWorks Convertible Note, and

(b) acknowledges that the ExWorks Convertible Note is, upon the occurrence of a Company Public Offering and prior to the Closing Date of the Merger, convertible into shares of Class A Common Stock of the Company, and

(c) upon consummation of the OAC Merger (if previously converted into Company Class A Common Stock) such Class A Common Stock shall be converted into OAC Shares and (if not previously converted into Company Class A Common Stock), shall be convertible into OAC Shares following the Closing Date of the Merger, and

(d) convenants and agrees to assume all of the obligations of the Company and the other Borrowers under the Second ExWorks Loan Amendment, the ExWorks Convertible Note and the related ExWorks Debt Documents.

12. Section 8.1 of the Merger Agreement is hereby deleted in its entirety and replaced with the following Section 8.1:

“8.1  Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time as follows:

(a) by mutual written consent of OAC and the Company;

(b) by written notice by OAC to the Company, if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by March 12, 2018, assuming OAC receives the approval of its stockholders for the March 12, 2018, and if such approval has not been obtained, such earlier date as has been approved by OAC’s stockholders (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.1(b) shall not be available to OAC if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by the Company to OAC, if all of the conditions to the Closing set forth in Article VII have not been satisfied or waived by December 12, 2017 (the “Company Termination Date”); provided, however, the right to terminate this Agreement under this Section 8.1(c) shall not be available to the Company if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(d) by written notice by either the Company or OAC to the other, if both the Nasdaq and other Acceptable Securities Exchanges advise either or both of the Company or OAC in writing that, for any reason or no reason, the listing of the OAC Shares on such stock exchanges at the Effective Time of the Merger will not be approved;

(e)  by written notice by either OAC or the Company to the other, if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger or the other transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, such action by such Governmental Authority;

(f) by written notice by the Company to OAC, if (i) there has been a breach by OAC or Merger Sub of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of OAC or Merger Sub shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided by the Company or (B) the Outside Date;

(g) by written notice by OAC to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Company shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided by OAC or (B) the Outside Date;

(h)  by written notice by OAC to the Company, if there shall have been a Material Adverse Effect on the Target Companies, when taken as a whole, following the date of this Agreement which is uncured and continuing;

(i) by written notice by the Company to OAC, if there shall have been a Material Adverse Effect on OAC following the date of this Agreement which is uncured and continuing;

(j) by written notice by OAC to the Company, if (i) the Special Meeting is held and the Required OAC Stockholder Vote is not obtained at such meeting or (ii) the Extension Meeting (including any adjournments or postponements thereof) is held and shall have concluded and the Extension shall not have been approved; provided, that OAC shall not be permitted to terminate under this Section 8.1(i) if OAC has breached its obligations under Section 5.11(g) in any material respect;

(k) by written notice by either OAC or the Company to the other Party, if (i) the Company Stockholder Meeting is held and the Required Company Stockholder Approval is not obtained at such meeting or (ii) within thirty (30) days after the Registration Statement being declared effective by the SEC the Company Stockholder meeting has not been held and the Required Company Stockholder Approval has not been obtained by written consent of the Company’s stockholders in accordance with the requirements of Section 1.13 (provided, that the Company shall not be permitted to terminate under this Section 8.1(j) if the Company has breached its obligations under Section 1.13 in any material respect); or

(l) by written notice by OAC to the Company, if (i) the Company shall not have delivered to OAC on or prior to September 15, 2017 (A) duly executed copies of all of the Voting Agreements required to be delivered by Section 1.10 or (B) the Audited Financial Statements and the Post-Signing Unaudited Financial Statements, or (ii) if the Audited Financial Statements are materially different from the Unaudited Annual Financial Statements in an adverse manner, including any of the consolidated revenues, net income before taxes, or assets being more than ten percent (10%) less than the amounts set forth in the Unaudited Annual Financial Statements or the consolidated liabilities being more than ten percent (10%) greater than the amounts set forth in the Unaudited Annual Financial Statements.”

13. Section 8.3 of the Merger Agreement is hereby deleted in its entirety and replaced with the following Section 8.3:

“8.3  Fees and Expenses.

(a) Subject to Sections 9.1 and Section 10.13 and the provisions of Section 8.3(b) below, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a Party hereto and/ or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any ancillary document related hereto and all other matters related to the consummation of this Agreement, including the Conversion. With respect to OAC, the term “Expenses” shall include all costs and expenses incurred in connection with the Initial Extension, the Second Extension, the Third Extension and the Extension and any and all deferred expenses (including underwriting commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination, and other deferred expenses owed to its legal counsel, accountants and other advisors for its activities conducted in connection with seeking a Business Combination with other potential third parties prior to the date of this Agreement (collectively “OAC Deferred Expenses”).

(b) Notwithstanding the provisions of Section 8.3(a) above, and in addition to the requirements of Section 5.16 above, in the event and to the extent that, prior to the Closing Date (i) OAC shall have less than $5,000,001 in net tangible assets (excluding (solely for the purposes of this Section 8.3(b)) the net tangible assets of the Company) and (ii) the Company shall consummate a Company Public Offering contemplated by subsection (ii) of Section 5.6(b) above, the Company agrees that (A) on the Closing Date it will utilize up to ten percent (10%) of the gross proceeds of such Company Public Offering (up to $20 million of such gross proceeds) to pay for all or a portion of the OAC Deferred Expenses as directed by OAC and (B) if the gross proceeds of a Company Public Offering exceeds $20 million, the Company will utilize up to $5.0 million of the gross proceeds of such Company Public Offering to pay for all or a portion of the OAC Deferred Expenses as directed by OAC. For the avoidance of doubt, the financial obligations of the Company under this Section 5.6(b) shall be net of any net assets in cash or immediately marketable securities that are retained by OAC as at the Closing Date. The Company will duly and promptly reserve such gross proceeds amounts expressly for such use upon any closing of a Company Public Offering. The foregoing provision will be applicable even in the event that the Company Public Offering is undertaken by a Target Company other than the Company.”

14. No Further Amendment. Except as expressly amended pursuant to the terms of this Amendment, all of the terms and conditions of the Merger Agreement shall remain unmodified and shall remain in full force and effect.

IN WITNESS WHEREOF, each Party hereto has caused this Amendment to be signed and delivered by its respective duly authorized officer as of the date first above written.

OAC:

ORIGO ACQUISITION CORPORATION

By:	/s/ Edward J. Fred
Name: Edward J. Fred
Title: Chief Executive Officer

The Company:

HIGHTIMES HOLDING CORP.

By:	/s/ Adam E. Levin
Name: Adam E. Levin
Title: Chief Executive Officer

Merger Sub:

HTHC MERGER SUB, INC.

By:	/s/ Edward J. Fred
Name: Edward J. Fred
Title: President

The OAC Representative:

/s/ Jose Aldeanueva
Jose Aldeanueva, in the capacity hereunder as the OAC Representative

[Signature Page to First Amendment to Merger Agreement]